EXHIBIT (a)(1)(xiii)

Credit Suisse First Boston	Jefferies & Company, Inc.
Eleven Madison Avenue	520 Madison Avenue
New York, NY 10010-3629	New York, NY 10022

CCC Information Services Group Inc.

Offer to Purchase for Cash up to

11,200,000 Shares of its Common Stock

at a Purchase Price of $18.75 Per Share

The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, August 24, 2004, unless the offer is extended.

July 27, 2004

To	Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

CCC Information Services Group Inc. (“CCC”), a Delaware corporation, has engaged us to act as Dealer Managers in connection with its offer to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share, at a price of $18.75 per share, net to the seller in cash, without interest.

CCC’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.

The number of shares to be purchased by the Company includes shares that may be tendered upon conditional exercise of vested stock options with an exercise price of less than $18.75 per share (“Option Shares”) and upon the conditional exercise of stock warrants (“Warrant Shares”), as described in Section 3 of the Offer to Purchase. As used in the Offer to Purchase, unless otherwise noted, the term “shares” includes Option Shares and Warrant Shares. The relevant Memo to Optionees and Notice of Instructions (Options), Memo to Holders of Warrants and Notice of Instructions (Warrants), Notice to ESPP Participants and Tender Instruction Form for ESPP Shares or Letter to Participants and Trustee Direction Form, as the case may be, applicable to tenders of Option Shares, Warrant Shares, shares held in accounts under CCC’s 1998 Employee Stock Purchase Plan, as amended (“ESPP Shares”) and shares held in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, as amended (“401(k) Plan Shares”) described in Section 3 of the Offer to Purchase are also part of the terms of the offer.

Only shares properly tendered and not properly withdrawn will be purchased. Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for holders of “odd lots” (holdings of fewer than 100 shares) who tender all their shares, which will be purchased on a priority basis. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date (as described in Section 1 of the Offer to Purchase).

CCC reserves the right to purchase more than 11,200,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission, CCC may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer, as described in Section 15 of the Offer to Purchase.

This offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions, including CCC having obtained financing on terms and conditions satisfactory to CCC which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses.

Optionees holding unexercised vested options granted under the Company’s 2000 Stock Incentive Plan, as amended, and 1997 Stock Option Plan, as amended, participants in CCC’s 1998 Employee Stock Purchase Plan, as amended (the “ESPP”) and the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, as amended (the “401(k) Plan”) who wish to tender any of their shares held in accounts under these plans, and holders of warrants to purchase shares who wish to tender any of such shares, must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase.

If at the expiration of the offer more than 11,200,000 shares, or any greater number of shares as the Company may elect to purchase, are properly tendered and not properly withdrawn, the Company will buy shares first from any person (an “Odd Lot Holder”) who owns beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in the ESPP or in the 401(k) Plan) and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, who properly tenders all their shares, and then on a pro rata basis from all other stockholders who properly tender shares, subject to the conditional tender provisions.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated July 27, 2004;

2.	The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;

3.	A letter to the stockholders of CCC dated July 27, 2004 from the Chairman and Chief Executive Officer;

4.	The Notice of Guaranteed Delivery to be used to accept the offer and tender shares pursuant to the offer if none of the procedures for tendering shares described in the Offer to Purchase can be completed on a timely basis;

5.	A printed form of letter which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the offer;

6.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7.	A return envelope addressed to Computershare Trust Company of New York, as Depositary for the offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, August 24, 2004, unless the offer is extended.

For shares to be tendered properly pursuant to the offer:

(a) the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Purchase; or

(b) if a stockholder desires to tender shares pursuant to the offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the conditions set forth in Section 3 of the Offer to Purchase are satisfied.

CCC will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Information Agent, Computershare Plan Managers as the administrator of the ESPP, Smith Barney, Inc. as the recordkeeper of the Stock Option Plans and T. Rowe Price Trust Company as Trustee of the 401(k) Plan as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the offer. Stockholders holding shares through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender shares through the brokers, dealers and other nominee stockholders and not directly to the Depositary. CCC will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of CCC, the Dealer Managers, the Information Agent or the Depositary for purposes of the offer. CCC will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the offer should be addressed to Georgeson Shareholder Communications Inc., as Information Agent, 17 State Street, 10th Floor, New York, New York 10004; banks and brokerage firms call: (212) 440-9800.

Very truly yours,

Credit Suisse First Boston LLC Jefferies & Company, Inc.

Nothing contained in this document or in the enclosed documents will make you or any other person an agent of CCC, the Dealer Managers, the Information Agent or the Depositary or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed and the statements contained in those documents.

3